BARNETT & LINN

23945 CALABASAS ROAD, SUITE 115

___________

CALABASAS , CALIFORNIA 91302

TELEPHONE (818) 436-6410

ATTORNEYS AT LAW

FAX (818) 223-8303

wbarnett@wbarnettlaw.com

October 6, 2011

Kevin Dougherty

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Re:

Cascade Springs, Ltd. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 13, 2011

File No.  333-174872

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).  The Amendment No. 2 has been revised in accordance with the Commission’s October 3, 2011 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form S-1

General

1.

In response to your comment no. 1, we have expanded our disclosure on page 37 to include Mr. Sawatsky’s  involvement with the Registrant.

2.

In response to your comment no. 2, we have included in the prospectus on page 9, the information regarding Mr. Delahunte that appeared in our response to your comment 3 in your comment letter dated July 11, 2011.

3.

In response to your comment,  neither Messer’s. Delahunte, Gano, Barnett, Sawatsky or Watson has any experience in “the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.”

4.

In response to your comment, neither Messrs: Delahunte, Gano, Barnett, Sawatsky or  Watson has had any “experience in the past ten years related to any start-up mining or other new company which, shortly thereafter (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations for the Next Twelve Months, page 20

5.

In accordance with your comment we have revised the disclosure on page 24 to correspond to the $18,000 salary expense set forth on page 20.

Plan of Distribution, page 28

6.

In accordance with your comment we have eliminated the reference to “Empire” on page 29.

Financial Statements, page 33

Note 1 – Basis of Presentation, page F-4

7.

In accordance with your comment we have removed the duplicate phrase “and the rules of the United states of America” in the first paragraph of this note.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively concur with the Registrant’s request, enclosed herewith, that Amendment No. 2 to the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on Thursday, October 13, 2011 or as soon thereafter as practical.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

/s/ William B. Barnett

William B. Barnett

WBB: scc

cc/ Mr. Delahunte, President

CASCADE SPINGS LTD.

2351 N Bannavitch

Pahrump NV 89060

Telephone:  (702) 988-4233

October 6, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C.  20549

Re:

Cascade Springs Ltd. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 13, 2011

File No.  333-174872

Gentlemen:

Please be advised that, on behalf of the Company, I hereby acknowledge the following:

(a)

the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Amendment No. 2 to Form S-1, and

(b)

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Amendment No. 2 to Form S-1 and amendments thereto, and

(c)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

Cascade Springs Ltd.

/s/ William Delahunte

William Delahunte, President

CASCADE SPINGS LTD.

2351 N Bannavitch

Pahrump NV 89060

Telephone:  (702) 988-4233

October 6, 2011

Kevin Dougherty

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C.  20549

Re:

Cascade Springs Ltd. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 13, 2011

File No.  333-174872

Dear Mr. Dougherty:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 2 to Registration Statement on Form S-1 relates (the “Company”), hereby respectfully requests that the effectiveness of the Amendment No. 2 to said Registration Statement be accelerated so that it will become effective at 12:00 p.m., Washington, D.C. time, on Thursday, October 13, 2011, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

The Company further acknowledges that:

•

Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ William Delahunte

___

       William Delahunte, President